

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via Email
Caitlin Jeffs
Chief Executive Officer
Red Metal Resources Ltd.
195 Park Avenue
Thunder Bay, Ontario
Canada P7B 1B9

> **Re:** **Red Metal Resources Ltd.**
> **Post-effective amendment to Form S-1**
> **Filed June 17, 2013**
> **File No. 333-174223**
> **Supplemental response letter**
> **Dated June 14, 2013**

Dear Ms. Jeffs:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No 1 on Form S-1

1.   In your response to prior comment one from our letter dated June 4, 2013 you indicate that one shareholder sold 33,333 shares of stock on or before July 15, 2011. We note that the initial Form S-1 registered the resale of 9,442,999 shares and that the most recent amendment only covers 2,500,000 shares. With a view to clarifying disclosure on the registration statement cover page, please advise us of the status of the other 6,909,666 shares initially covered by the registration statement. For example, advise us (1) if the offering would terminate after the sale of the 2,500,000 shares and/or (2) you would, pursuant to your undertakings in the initial S-1, file a post-effective amendment to remove unsold shares from registration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director